CUSIP 201647104                   13D



                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. )


                     Commercial Federal Corporation
                           (Name of Issuer)

                    Common Stock, par value $0.01
                    (Title of Class of Securities)


                             201647104
                           (CUSIP Number)


                            Raymond Garea
                           Robert Friedman
                          Peter A. Langerman
                     Franklin Mutual Advisers, LLC
                       51 John F. Kennedy Parkway
                     Short Hills, New Jersey 07078
                             973.912.2174

      (Name, Address and Telephone Number of Person
Authorized to
                  Receive Notices and Communications)



                           August 3, 1999
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

    4,663,552 (See Item 5)

8.  SHARED VOTING POWER

    None (See Item 5)

9.  SOLE DISPOSITIVE POWER

    4,663,552 (See Item 5)


10. SHARED DISPOSITIVE POWER

    None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    4,663,552 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.7%

14. TYPE OF REPORTING PERSON          IA
Item 1.  Security and Issuer

This statement relates to the Common Stock (the "Common
Stock") of COMMERCIAL FEDERAL CORPORATION (the "Issuer").
The Issuer's principal executive offices are located at 2210
South 72nd Street, Omaha, Nebraska 68124.

Item 2. Identity and Background

        (a) Name:

            Franklin Mutual Advisers, LLC ("FMA")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

          An investment adviser registered with the U.S.
          Securities and Exchange Commission

            Address of Principal Business/Principal Office:

            51 John F. Kennedy Parkway
            Short Hills, NJ 07078

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting person named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen and, during the last five years, neither the reporting person nor any person listed in Exhibit A attached
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $118.267 million (including brokerage commissions). All such funds were provided by FMA's advisory clients' working capital.

Item 4.  Purpose of Transaction

The securities covered in this statement were originally acquired by FMA's advisory clients for the purpose of investment.

However, FMA believes that it is no longer in the best interest of the Issuer's shareholders for the Issuer to remain an independent entity. FMA has reached this conclusion after meetings and discussions with the Issuer's senior management ("Management"), reviewing Issuer's financial performance, goals and targets, and assessing the Issuer's historical performance and future prospects.

The question of Issuer's remaining an independent entity is not new. In 1995, the Issuer lost a proxy fight to a dissident holder who advocated the sale of the Issuer. However, Management and the Board was able to purchase the shares from said holder, whose representatives then resigned from the Issuer's Board of Directors (the "Board"). More recently, Management has indicated that the Board has regularly undertaken an assessment of its strategic options to determine the course of action that the Issuer should follow. The Board has obviously concluded that the Issuer should remain independent.

FMA believes that the Board's conclusion is wrong. Moreover, over the past several years, the Issuer has consummated a series of acquisitions that have systematically diminished shareholder value. Given the above, and the attractiveness of consolidation within the banking industry, FMA does not believe that any realistic, stand-alone operating plan can come close to generating shareholder returns that would result from a sale or merger of the Issuer.

FMA may take a number of actions in order to insure that the Issuer and its Board weigh shareholder interests appropriately in determining the Issuer's future. It may communicate and discuss its views with other shareholders of the Issuer and members of the Board. FMA may communicate with financial institutions concerning their interest in possibly acquiring the Issuer. It may retain an investment banker to help it evaluate its options or to solicit interest and/or bids from potential acquirors. FMA may make proposals to the Board (including with regard to a possible sale of the Issuer), seek representation on the Board, and solicit proxies or written consents from other shareholders of the Issuer.

In the future, FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock, or sell part or all of its advisory clients' current holdings of Common Stock.

FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Except as set forth above, neither FMA nor, to the best knowledge of FMA, any executive officer or director of FMA, has any present plans or intentions which would relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by FMA, an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to FMA all investment and voting power over the securities owned by such advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section
13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common
Stock within the past sixty days.

(d) No person other than the respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A  Executive Officers and Directors of Reporting
Person

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

August 4, 1999

Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Martin L. Flanagan
Senior Vice President/Chief Financial Officer -FMA
FRI

Deborah R. Gatzek
Vice President and Assistant Secretary - FMA
FRI

Leslie M. Kratter
Secretary - FMA
FRI

Kenneth A. Lewis
Controller - FMA
FRI

Jeffrey A. Altman
Senior Vice President - FMA
FMA

Jeff Diamond
Vice President - FMA
FMA

Robert L. Friedman
Senior Vice President and Chief Investment Officer- FMA
FMA

Raymond Garea
Senior Vice President - FMA
FMA

Ephraim Karpel
Vice President - FMA
FMA

Andrea Kraszewski
Vice President - FMA
FMA

Peter A. Langerman
President/Chief Executive Officer/Director - FMA
FMA

David Marcus
Senior Vice President - FMA
FMA

Susan Potto
Vice President - FMA
FMA

Michael F. Price
Chairman - FMA
FMA

Magali Simo
Vice President - FMA
FMA

Charles R. Sims
Treasurer - FMA
FMA

Lawrence N. Sondike
Senior Vice President - FMA
FMA

Bradley Takahashi
Assistant Vice President - FMA
FMA

Leigh Walzer
Vice President - FMA
FMA

David Winters
Senior Vice President - FMA
FMA



FRI    Franklin Resources, Inc.
       777 Mariners Island Blvd.
       San Mateo, CA 94404

Parent Company of Franklin/Templeton Distributors, Inc.,
(the Parent Company of Franklin Mutual Advisers, LLC) and a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin/Templeton Group of Funds, Franklin Mutual
Series Fund Inc., managed accounts and other investment products.

FMA   Franklin Mutual Advisers, LLC
       51 John F. Kennedy Parkway
       Short Hills, NJ 07078

An investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to the Franklin Mutual Series Fund Inc.